06051186

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 000975

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/05 (MM/DD/YY) AND ENDING 9/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: City Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 South Meridian Street, Suite 600
(No. and Street)

Indianapolis (City) Indiana (State) 46204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard C. Boyles (317) 808-7105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

111 Monument Circle, Suite 2600, Indianapolis Indiana
(Address) (City) (State) (Zip Code)

PROCESSED
DEC 0 1 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 2 8 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard C. Boyles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of City Securities Corporation, as of September 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President and CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

City Securities Corporation
Year Ended September 30, 2006
With Report of Independent Registered Public Accounting Firm

[redacted]

0512-0697727

City Securities Corporation

Financial Statements

Year Ended September 30, 2006

Contents

Report of Independent Registered Public Accounting Firm 1

Audited Financial Statement

Statement of Financial Condition 2
Notes to Financial Condition 3

ERNST & YOUNG

Ernst & Young LLP
111 Monument Circle, Suite 2600
P.O. Box 44972
Indianapolis, Indiana 46204-2094

Phone: (317) 681-7000
Fax: (317) 681-7216
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
City Securities Corporation

We have audited the accompanying statement of financial condition of City Securities Corporation (the Company) as of September 30, 2006. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of City Securities Corporation at September 30, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

October 27, 2006

City Securities Corporation

Statement of Financial Condition

September 30, 2006

Assets	
Cash and cash equivalents	$ 7,225,336
Cash deposits with clearing broker	267,000
Receivables:	
Commissions and fees	1,372,364
Affiliates	1,089,580
Other	621,146
Securities owned:	
Trading inventory	1,207,187
Investments	3,000,000
Property and equipment, net	935,828
Other assets	256,065
Deferred income taxes	143,925
Total assets	$ 16,118,431
Liabilities and shareholder's equity	
Payable to affiliate	$ 49,000
Accounts payable, accrued expenses, and other liabilities	2,208,462
Accrued compensation	1,566,943
Total liabilities	3,824,405
Shareholder's equity	
Common stock, no par value:	
Share authorized and outstanding at September 30, 2006: 1	4,847,469
Retained earnings	7,446,557
Total shareholder's equity	12,294,026
Total liabilities and shareholder's equity	$ 16,118,431

See accompanying notes.

City Securities Corporation

Notes to Financial Statements

September 30, 2006

1. Basis of Presentation and Significant Accounting Policies

City Securities Corporation (the Company) is a broker-dealer registered with the Securities and Exchange Commission (the SEC). As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities serving a diverse group of domestic corporations, institutional, and individual investors. The Company also acts as an insurance broker.

Effective April 11, 2006, City Financial Corporation (the Parent), a for-profit domestic corporation, was created to facilitate a new holding company structure. As part of this new structure, effective June 1, 2006, the Company became a wholly-owned subsidiary of City Financial Corporation as part of a "Plan of Share Exchange" as filed with the Secretary of State of the State of Indiana. As a result, the former shareholders of the Company are now shareholders of City Financial Corporation which in turn owns the Company. City Financial Corporation was capitalized by a non-cash dividend transfer from the Company of certain non-marketable securities totaling $5,764,546.

The Company clears its securities transactions on a fully-disclosed basis through First Clearing Corporation (the clearing broker).

Use of Estimates

Preparation of the financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the Company's financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

All highly liquid investments with maturities of three months or less when purchased are classified as cash equivalents. Cash of $50,000 as of September 30, 2006, has been segregated in a special bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities Owned

Securities owned are stated at fair value based on published market prices.

1. Basis of Presentation and Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are recorded at cost. Depreciation on property and equipment, excluding leasehold improvements, is computed using the straight-line method over the estimated useful life of the assets ranging from 3 to 7 years. Leasehold improvements are amortized over the lesser of their useful life or the life of the lease.

Payables to and Receivable From Affiliates

Payables to and receivables from affiliates include loans made to financial advisors and amounts payable to or receivables from the Parent and its other wholly owned subsidiaries. Loans to financial advisors provided in connection with their recruitment are forgiven based on continued employment and are amortized to compensation expense using the straight-line method over the terms of the loans, which generally range from three to five years.

Income Taxes

The Company files federal and state income tax returns with the Parent and other Parent subsidiaries. Income taxes are provided for on a separate return filing basis. The Company will receive benefit for net operating losses, capital losses, and tax credits, which are not usable on a separate return basis to the extent they may be utilized in the income tax return of our Parent.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at market or fair values or are carried at amounts that approximate fair value due to their short-term nature.

2. Securities Owned

At September 30, 2006, securities owned are comprised as follows:

Trading inventory:	
State and municipal obligations	$ 711,769
Corporate bonds, debentures, notes, and other	495,418
	1,207,187
Investments:	
Marketable – state and municipal obligations	3,000,000
	$ 4,207,187

3. Property and Equipment, Net

Property and equipment consist of the following at September 30, 2006:

Furniture and fixtures	$ 1,218,159
Computer equipment and software	1,431,755
Leasehold improvements	157,882
	2,807,796
Less accumulated depreciation and amortization	(1,871,968)
	$ 935,828

4. Leases

The Company leases its office space under several non-cancelable operating leases. The primary lease on the corporate office expires in 2014, while leases on the various branches have expiration dates ranging until 2009. At September 30, 2006, future lease payments consisted of the following: 2007, $956,951; 2008, $960,239; 2009, $905,842; 2010, $854,479; 2011, $802,836; and thereafter, $2,193,747.

The Company moved its main office during 2002. The new lessor agreed to assume responsibility for the remaining balance of the old leased facilities. In exchange for the lessor assuming the old lease obligation, payments on the new lease were increased by $2.19 per square foot (included in future lease payments noted above). A lease abandonment loss was recognized in 2002. At September 30, 2006, the liability for the abandonment loss of $580,606 is included in accounts payable, accrued expenses, and other liabilities in the accompanying statement of financial condition.

5. Income Taxes

The net deferred tax asset at September 30, 2006, includes gross deferred assets of $444,801 and gross deferred liabilities of $300,876. The significant components of the gross deferred tax asset are the lease abandonment liability and the difference between book and tax depreciation expense. The most significant component of the gross deferred tax liability is the net unrealized gain on investment securities.

6. Benefit Plans

Substantially all employees are eligible to participate in the Company's 401(k) plan. Matching contributions to the 401(k) plan are subject to a maximum of $1,000 for each employee.

7. Concentrations of Credit Risk

The Company underwrites, purchases, sells, and makes markets in municipal bonds and certain other securities. The majority of municipal bonds underwritten and owned are from issuers located in Indiana. At September 30, 2006, the Company's exposure to credit risk associated with the ownership of municipal bonds amounted to $3,495,418, which is included in securities owned.

8. Borrowings

The Company maintains short-term lines of credit with various banking institutions to conduct day-to-day business and has uncommitted credit agreements with banks totaling $25 million, of which no amounts were outstanding at September 30, 2006.

9. Commitments and Contingencies

At September 30, 2006, the Company had contractual commitments on open underwritings to purchase municipal bonds at a future date in the amount of $1,990,000. Settlement of these transactions is not expected to have a material effect upon the Company's financial statements.

The Company applies the provisions of FASB's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45), which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At September 30, 2006, there was no liability recorded for this indemnification. In accordance with applicable margin lending practices, customer balances are typically collaterialized by customer securities or supported by other types of resource provisions.

9. Commitments and Contingencies (continued)

The Company is involved in pending and threatened litigation of the character incidental to the business transacted. Management, based on the opinion of counsel, believes the conclusion of such litigation will not have a material adverse effect on the Company's financial position or results of operations.

10. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer with the SEC, the Company is subject to the net capital rules of SEC Rule 15c3-1. The Company computes its net capital requirement under the basic method, which provides that its minimum net capital must be equal to the greater of $250,000 or 6 2/3% of the aggregate indebtedness of the Company, as defined. At September 30, 2006, the Company had net capital of $8,884,528, which was $8,629,568 in excess of its required net capital. The ratio of aggregate indebtedness to net capital was .43 to 1 at September 30, 2006.

Under the Company's agreement with its clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At September 30, 2006, the Company was in compliance with all such requirements.